UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

     SCHEDULE 13G

     Under the Securities Exchange Act of 1934


     OrthoLogic Corporation
     (Name of Issuer)

     Common
     (Title of Class of Securities)

     68750J107
     (CUSIP Number)

     12/31/02
(Date of Event which Requires
Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 68750J107 SCHEDULE 13G   Page 2 of 7


1    Name of Reporting Person
     Fuller & Thaler Asset Management, Inc.
     IRS Identification No. of Above Person  94-3176968

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

     California

5    Sole Voting Power

     1,240,200

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

6    Shared Voting Power

	-0-

7    Sole Dispositive Power

      1,690,600

8    Shared Dispositive Power

       -0-

9    Aggregate Amount Beneficially Owned by each Reporting
     Person

     1,690,600

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     5.3%

12   Type of Reporting Person*

     CO, IA


CUSIP No. 68750J107 SCHEDULE 13G   Page 3 of 7


1    Name of Reporting Person      Russell J. Fuller
     IRS Identification No. of Above Person ###-##-####

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

     California

5    Sole Voting Power

     1,240,200

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

6    Shared Voting Power

	-0-

7    Sole Dispositive Power

      1,690,600

8    Shared Dispositive Power

       -0-

9    Aggregate Amount Beneficially Owned by each Reporting
     Person

     1,690,600

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     5.3%

12   Type of Reporting Person*

     IN


CUSIP No. 68750J107 SCHEDULE 13G   Page 4 of 7


1    Name of Reporting Person     Russell J. Fuller
     IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

     California

5    Sole Voting Power

     1,240,200

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

6    Shared Voting Power

	-0-

7    Sole Dispositive Power

      1,690,600

8    Shared Dispositive Power

       -0-

9    Aggregate Amount Beneficially Owned by each Reporting
     Person

     1,690,600

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     5.3%

12   Type of Reporting Person*

     IN


CUSIP No. 68750J107 SCHEDULE 13G   Page 5 of 7


Item 1(a).     Name of Issuer.

     OrthoLogic Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices.

     1275 West Washington Street
     Tempe, AZ 85281

Item 2(a).     Names of Persons Filing.

     Fuller & Thaler Asset Management, Inc. and Russell J. Fuller.

Item 2(b).     Address of Principal Business Office or, if none,
Residence.

     The business address of Fuller & Thaler Asset Management
Inc. and Russell J. Fuller is 411 Borel Avenue, Suite 402, San Mateo,
CA  94402.

Item 2(c).     Citizenship.

     Fuller & Thaler Asset Management, Inc. is a California corporation, Russell J. Fuller is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities.

     Common

Item 2(e).     CUSIP Number.

     68750J107

Item 3.   Type of Reporting Person.

     Fuller & Thaler Asset Management, Inc. is an investment advisor registered under Section 203 of the Investment Advisors
Act of 1940.  Russell J. Fuller is the President of Fuller &
Thaler Asset Management, Inc.

Item 4.   Ownership.

     Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.



CUSIP No. 68750J107 SCHEDULE 13G   Page 6 of 7


Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
Another Person.

     Fuller & Thaler Asset Management, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account individually holds more than 5 percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



CUSIP No. 68750J107 SCHEDULE 13G   Page 7 of 7


Signature

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

     Russell J. Fuller



     /s/ Russell J. Fuller
     ________________________
     Russell J. Fuller


DATED:

     Fuller & Thaler Asset Management, Inc.



     /s/ Russell J. Fuller
     ________________________
     By:  Russell J. Fuller
     Its: President